UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ ME 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and purposes of CVM Resolution No. 44/2021 (“CVM Resolution”), hereby informs shareholders and the market in general that, on this date, its indirect subsidiary, Telefônica Infraestrutura e Segurança Ltda. (“TIS”), completed the transaction for the acquisition of all shares representing the capital stock of Vita IT Comércio e Serviços de Soluções em TI Ltda. (“Transaction”), as already approved by the competent regulatory body. The Transaction may reach the amount of up to R$ 120,000,000.00 (One hundred twenty million reais) conditioned to the achievement of operational and financial metrics agreed between the parties. The referred price was also supported by an appraisal report prepared by an independent company.

The Transaction documents contain terms and provisions common to this type of transaction, such as representations and warranties, indemnification, and others. The Transaction was also preceded by a financial, administrative, legal, fiscal and operations diligence in relation to Vita IT.

The Transaction is part of the Company’s strategy to strengthen its operations and positioning in the Networking market, with the supply of network equipment (eg. switches, routers, and Wi-Fi access points) and implementation, management, and technical support for the corporate network companies. Vita IT Comércio e Serviços de Soluções em TI Ltda. (“Vita IT”) acts as a solution integrator for companies of different sizes, providing professional and managed Networking services, as well as reselling hardware and software in the same segment.

The combination of resources and capacities of TIS and Vita IT will generate added value for the Company’s client portfolio, thanks to the performance of both companies under the same management in Information Technology and Networking activities. The Transaction will also enable new businesses to be leveraged on a larger scale and in a sustainable manner, in addition to enabling revenue growth and improving business margins. The integration plan between Vita IT, TIS and the Company was designed to preserve its value and give continuity to Vita IT’s business.

São Paulo, October 3, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

E-mail: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 03, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director